November 6, 2024

Kenneth Teck Chuan Tan
Chief Executive Officer
BeLive Holdings
26A Ann Siang Road
#03-00
Singapore 069706

       Re: BeLive Holdings
           Amendment No. 4 to Registration Statement on Form F-1
           Filed October 30, 2024
           File No. 333-280739
Dear Kenneth Teck Chuan Tan:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-1
Unaudited Interim Condensed Consolidated Statements of Financial Position as at June 30,
2024, page F-72

1. The balance of trade, other receivables and deposits is not consistent with the total amount set forth in Note 12. Further, current assets, total assets, current liabilities and total liabilities are not consistent with the amounts set forth on page
8. Revise your
       financial statements to correct these inconsistencies.
 November 6, 2024
Page 2

       Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Matthew Derby at 202-551-3334
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Henry Schlueter